UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Napco Security Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

333 Bayview Avenue,
Address of Principal Executive Offices (Street and Number)

Amityville, NY 11701
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CRSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed dues date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Independent Registered Public Accounting Firm was unable to provide their opinion prior to the required filing time on September 14, 2020 on the audits of the consolidated financial statements of Napco Security Technologies, Inc. and Subsidiaries (the "Company") as of and for the years ended June 30, 2020 and 2019, and on the audit of the Company’s internal control over financial reporting as of June 30, 2020, as the engagement quality review was not fully completed in accordance with the Firms’ quality control standards.

Attached hereto and filed as Exhibit 99.1 to this Form 12b-25 is the statement of Baker Tilly US, LLP as contemplated by Rule 12b-25(c) of the Exchange Act.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin S. Buchel	(631)	842-9400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s sales and net income were negatively impacted by the COVID-19 pandemic during the fourth quarter of the fiscal year ended June 30, 2020. Net sales for the fiscal year decreased to $101.4 million as compared to $102.9 million for the same period last year. Net income for the fiscal year decreased to $8.5 million as compared to $12.2 million a year ago. Earnings per share (diluted) for the fiscal year decreased to $0.46, as compared to $0.66 for the same period a year ago. The Company expects to file its Form 10-K immediately after the filing of this form.

Napco Security Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 15, 2020	By	/s/KEVIN S. BUCHEL